SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

United Mortgage Trust
(Name of Issuer)
UMT Holdings, L.P.
United Mortgage Trust
Christine “Cricket” Griffin
(Names of Persons Filing Statement)
Shares of Beneficial Interest, par value $.01 per share,
of United Mortgage Trust
(Title of Class of Securities)
911030104
(CUSIP Number of Class of Securities)
Hollis M. Greenlaw, Esq.
President
UMT Holdings, L.P.
1702 N. Collins Boulevard, Suite 100
Richardson, Texas 75080
(972) 889-7323
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)
Copies to:

Stephen I. Glover, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 (202) 955-8500	Robert A. Hudson, Esq. Butzel Long, P.C. 150 West Jefferson, Suite 100 Detroit, Michigan 48226 (313) 225-7000	Greg R. Samuel, Esq. Haynes and Boone, LLP 901 Main Street, Suite 3100 Dallas, Texas 75202 (214) 651-5000
     This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value (1)	Amount of Filing Fee (2)
$141,495,400	$16,654

(1)	Estimated solely for purposes of calculating the amount of the filing fee for this Schedule 13E-3. The transaction reported hereby relates to 7,074,770 outstanding shares of beneficial interest in United Mortgage Trust, including outstanding options to purchase such shares.

(2)	Amount of filing fee is based on the product of 7,074,770 (the number of outstanding shares of beneficial interest in United Mortgage Trust, including outstanding options to purchase such shares) and $20 (the principal amount of each Class A Senior Subordinated Debenture due 2015 to be issued by UMT Holdings, L.P., in exchange for each outstanding share of beneficial interest in United Mortgage Trust in connection with the transaction reported hereby).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16,654
Form or Registration No.:	Form S-4 (File No. 333-128149)
Filing Party:	UMT Holdings, L.P.
Date Filed:	September 7, 2005

Introduction
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission on October 12, 2005, with respect to United Mortgage Trust, a Maryland real estate investment trust (“United Mortgage Trust”), and all of the outstanding shares of beneficial interest in United Mortgage Trust, par value $.01 per share, which are collectively referred to as the Subject Securities. This Schedule 13E-3 is being filed with the Commission by (1) UMT Holdings, L.P., a Delaware limited partnership (“UMT Holdings”), (2) United Mortgage Trust and (3) Christine “Cricket” Griffin, the President of United Mortgage Trust and Chairman of its Board of Trustees. As of October 11, 2005, UMT Holdings owns no Subject Securities. UMT Holdings, United Mortgage Trust and Ms. Griffin are collectively referred to herein as the Filing Persons. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated September 1, 2005, by and among UMT Holdings, UMT Services, Inc., a Delaware corporation and the general partner of UMT Holdings, and United Mortgage Trust (the “Agreement and Plan of Merger”) and the merger of United Mortgage Trust with and into UMT Holdings contemplated thereby (the “Merger”).
     Concurrently with the filing of this Schedule 13E-3, UMT Holdings is filing Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-128149) which contains a preliminary proxy statement/prospectus under Regulation 14A of the Securities Exchange Act of 1934, as amended, (the “Proxy Statement/Prospectus”) relating to a special meeting of the shareholders of United Mortgage Trust at which the shareholders of United Mortgage Trust will consider and vote upon, among other things, a proposal to approve and adopt the Agreement and Plan of Merger and approve the Merger. If the approval of the United Mortgage Trust shareholders is obtained (and the other conditions to the Merger are satisfied or, if applicable, waived), United Mortgage Trust will merge with and into UMT Holdings with UMT Holdings surviving the Merger, and holders of the Subject Securities will receive one Class A Senior Subordinated Debenture due 2015 in the principal amount of $20 issued by UMT Holdings in exchange for each outstanding Subject Security.
     A copy of the preliminary proxy statement/prospectus is filed herewith as Exhibit 99.1, and a copy of the Agreement and Plan of Merger is included as Annex A thereto.
     UMT Holdings is responsible for all information contained in this Schedule 13E-3 concerning UMT Holdings and its subsidiaries. United Mortgage Trust is responsible for all information contained in this Schedule 13E-3 concerning United Mortgage Trust. Christine “Cricket” Griffin is responsible for all information contained in this Schedule 13E-3 concerning Ms. Griffin.
     In accordance with General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including the annexes thereto and the documents incorporated by reference therein, is incorporated herein by reference in response to each Item as set forth below, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the preliminary Proxy Statement/Prospectus.
     In accordance with General Instruction G to Schedule 13E-3, the information contained in the preliminary Proxy Statement/Prospectus, including the annexes thereto and the documents incorporated by reference therein, is incorporated in its entirety herein by this reference.
Item 1.
     The information contained in the Proxy Statement/Prospectus is incorporated herein by this reference in response to this Item..
Item 2.
Subject Company Information.
(a) — (d) The information contained in the Proxy Statement/Prospectus is incorporated herein by this reference in response to these Items.
(e)         None of the Filing Persons has conducted an underwritten public offering of the Subject Securities for cash during the three years prior to date of this filing.

(f)         Neither UMT Holdings nor Christine “Cricket” Griffin has purchased any Subject Securities during the two years prior to the date of this filing.
United Mortgage Trust has purchased Subject Securities as set forth below.

	Number of Shares	Range of	Average
Quarter Ending	Repurchased	Repurchase Prices	Repurchase Prices
December 31, 2003	60,561.4140	$18.00-20.00	$20.00
March 31, 2004	60,706.9731	18.00-20.00	18.16
June 30, 2004	42,176.6199	18.00-20.00	19.89
September 30, 2004	66,452.3490	18.00-20.00	19.92
December 31, 2004	54,248.8278	18.00-20.00	19.95
March 31, 2005	50,366.7986	18.00-20.00	19.89
June 30, 2005	51,843.5944	18.00-20.00	19.76
September 30, 2005	51,440.2092	18.00-20.00	19.13
Items 3 through 7.
The information contained in the Proxy Statement/Prospectus is incorporated herein by this reference in response to these Items
Item 8.
Fairness of the Transaction.
(a) — (b) For the reasons and factors set forth in the Proxy Statement/Prospectus under the caption “The Merger Proposal — United Mortgage Trust’s Reasons for the Merger and Board of Trustees Recommendation,” including, without limitation, the opinion of Southwest Securities, Inc., as described under the caption “The Merger Proposal — Opinion of United Mortgage Trust’s Financial Advisor,” each of the Filing Persons reasonably believes that the Merger is fair to unaffiliated holders of the Subject Securities.
(c)         The approval of holders of at least 80% of the outstanding Subject Securities, other than shares held by the trustees of United Mortgage Trust or UMT Advisors, Inc., the advisor to United Mortgage Trust, or their affiliates, is necessary to approve the Merger and the other transactions contemplated by the Agreement and Plan of Merger.
(d) — (e) The information contained in the Proxy Statement/Prospectus is incorporated herein by this reference in response to these Items.
(f)         None.
Items 9 through 10.
The information contained in the Proxy Statement/Prospectus is incorporated herein by this reference in response to these Items.
Item 11.
Interest in Securities of the Subject Company.
(a)         The information contained in the Proxy Statement/Prospectus is incorporated herein by this reference in response to this Item.
(b)         None of the Filing Persons or any person identified in General Instruction C to Schedule 13E-3 have effected any transactions in the Subject Securities within the 60 days prior to the date of this filing except as described below.
The persons named in the table below purchased Subject Securities pursuant to the United Mortgage Trust dividend reinvestment plan as set forth below.

	Date of	Number of	Price
Name of Person	Purchase	Shares Purchased	Per Share
Todd Etter	August 31, 2005	6.3640	$20.00
Todd Etter	September 30, 2005	6.4010	20.00
Hollis Greenlaw	August 31, 2005	12.5985	20.00
Hollis Greenlaw	September 30, 2005	12.6720	20.00
In addition, on September 22, 2005, United Mortgage Trust repurchased 2,458 shares of the Subject Securities from two separate holders of Subject Securities pursuant to offers by such holders to repurchase such shares. On September 28, 2005, United Mortgage Trust repurchased 4,610 shares of the Subject Securities from a holder of Subject Securities pursuant to an offer by such holder to repurchase such shares. The price per share for each such repurchase was $18.00.
Items 12 through 15.
The information contained in the Proxy Statement/Prospectus is incorporated herein by this reference in response to these Items.
Item 16.
Exhibits.
(a)         The Proxy Statement/Prospectus of UMT Holdings and United Mortgage Trust, including the annexes thereto and the documents incorporated by reference therein, forming a part of the Registration Statement on Form S-4 (File No. 333-128149) filed by UMT Holdings with the Securities and Exchange Commission on September 7, 2005, is filed with this Schedule 13E-3 as Exhibit 99.1.
(b)         None.
(c)         The Opinion of Southwest Securities, Inc., is included as Annex B to the Proxy Statement/Prospectus which is filed with this Schedule 13E-3 as Exhibit 99.1.
(d)         The Agreement and Plan of Merger is included as Annex A to the preliminary Proxy Statement/Prospectus of UMT Holdings and United Mortgage Trust, which is filed with this Schedule 13E-3 as Exhibit 99.1.
(f)         The Maryland Appraisal Rights Statutes is included as Annex E to the preliminary Proxy Statement/Prospectus of UMT Holdings and United Mortgage Trust, which is filed with this Schedule 13E-3 as Exhibit 99.1.
(g)         None.

     After due inquiry and to their best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
     Dated: October 11, 2005

UMT HOLDINGS, L.P. By UMT Services, Inc. its sole general partner
By:	/s/ Hollis Greenlaw
Name: Hollis Greenlaw
Title: President

UNITED MORTGAGE TRUST
By:	/s/ Christine Griffin
Name: Christine “Cricket” Griffin
Title: President

/s/ Christine Griffin
Christine “Cricket” Griffin

EXHIBIT INDEX

Exhibit
No.
99.1	Preliminary proxy statement/prospectus of UMT Holdings, L.P., and United Mortgage Trust, including the annexes thereto (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-128149) filed by UMT Holdings on September 7, 2005)